FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 April 2012

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2012 ON ORDINARY SHARES

The Directors of HSBC Holdings plc have declared a first interim dividend of US$0.09 per ordinary share in respect of the year ending 31 December 2012 in accordance with their intention, as set out in the 2011 Annual Report and Accounts, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 16 May 2012. The American Depositary Shares will be quoted ex-dividend in New York on 16 May 2012. The dividend will be payable on 5 July 2012 to holders of record on 17 May 2012 on the Hong Kong Overseas Branch Register and 18 May 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The first interim dividend will be payable on 5 July 2012 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 25 June 2012, and, subject to shareholder approval of the authority to offer a scrip dividend alternative at the Annual General Meeting to be held on 25 May 2012, with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 29 May 2012 and elections will be required to be made by 21 June 2012.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on 17 May 2012 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on 18 May 2012 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on 18 May 2012 in order to receive the dividend.

 Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 18 May 2012. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 16 May 2012. Any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 17 May 2012.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 July 2012 to the holders of record on 18 May 2012. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France at or about 12 noon on 25 June 2012, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 14 May and 23 May 2012.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 5 July 2012 to holders of record on 18 May 2012. The dividend of US$0.45 per American Depositary Share will be payable by the depositary in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 29 May 2012 and elections will be required to be made by 14 June 2012. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the depositary by close of business on 18 May 2012.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

 A non-cumulative fixed-rate dividend of 6.20% per annum is payable quarterly on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December, for the quarter then ended, at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 June 2012. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 15 June 2012 to holders of record on 1 June 2012. Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday, 1 June 2012 in order to receive the dividend.

INTERIM MANAGEMENT STATEMENT AND INTERIM RESULTS

As indicated in the announcement of the 2011 Annual Results, an interim management statement will be issued on 8 May 2012 and the interim results for the six months to 30 June 2012 will be announced on Monday 30 July 2012.

The Directors of HSBC Holdings plc are D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, A A Flockhart*, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

†   Independent non-executive Director
* Non-executive Director with effect from 1 May 2012.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 April 2012